Room 4561

February 5, 2007

Mr. Guerrino De Luca
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed May 19, 2006**
> **File No. 000-29174**

Dear Mr. De Luca:

We have reviewed your response letter dated December 1, 2006 in connection with the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1.   We note your response to previous comment number 2. Rule 12-09 of Regulation S-X indicates that reserves which were not individually significant may be grouped in one total. Based on the information provided previously in Exhibit A to your October 12, 2006 response, it would appear that separate disclosure would

be required for the activity within both the Cooperative Marketing Programs reserve and the Customer Incentive Programs reserve. Further, since the information appears to be readily available, the Company should consider disclosing activity within each valuation reserve account.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief